Exhibit 99.5
Attorney No. 38819
IN THE CIRCUIT COURT OF COOK COUNTY, ILLINOIS
COUNTY DEPARTMENT, CHANCERY DIVISION

JIM BURNS, on Behalf of Himself and All	)
Others Similarly Situated,	)
)
Plaintiff,	)
)
vs.	)	Case No. 09CH03435
)
THINKORSWIM GROUP INC., LEE K.	)	(STAMP)
BARBA, HANS VAN MEISS, DOUGLAS T.	)
TANSILL, F. WARREN MCFARLAN, LISA	)
POLSKY, TOM SOSNOFF, SCOTT	)
SHERIDAN, TD AMERITRADE HOLDING	)
CORPORATION, TANGO ACQUISITION	)
CORPORATION ONE, and DOES 1-25,	)
inclusive,	)
Defendants.	)
)

CLASS ACTION COMPLAINT
SUMMARY OF THE ACTION
     1. This is a shareholder class action brought by Plaintiff on behalf of the holders of thinkorswim Group Inc. (“TOS” or the “Company”) common stock against TOS and its directors (“Individual Defendants”) arising out of their breaches of fiduciary duty in connection with their efforts to sell the Company to TD AMERITRADE Holding Corporation (“TD AMERITRADE”) through an unfair process and at an unfair price (the “Proposed Transaction”). TOS’s directors were aided and abetted by the Company and by TD AMERITRADE in breaching their fiduciary duties. This action seeks equitable relief only.
     2. On January 8, 2009, TD AMERITRADE and TOS announced that they had entered into a merger agreement pursuant to which TD AMERITRADE would acquire all the outstanding stock of TOS in a cash-and-stock for stock exchange of $3.34 cash and 0.398 shares of TD

AMERITRADE stock per share of TOS stock. At the time, the deal was valued at $606 million and $8.71 per share (65% stock and 35% cash). But, since the proposed transaction was announced, TD AMERITRADE’s stock price has declined substantially, significantly decreasing the value of the deal to TOS shareholders. When the transaction was being negotiated, TD AMERITRADE initially offered all cash to TOS. The TOS directors (the individual defendants in this case), however, insisted on a stock component of the deal, which, in turn, TD AMERITRADE readily agreed to. The individual defendants have breached their fiduciary duties as directors by agreeing to a transaction with TD AMERITRADE which significantly undervalues TOS’s stock. TD AMERITRADE submitted an offer to acquire TOS at a time when the worst stock market crash since the Great Depression had artificially depressed the stock price of TOS. TOS’s stock traded above TD AMERITRADE’s offer of $8.71 per share as recently as October 2, 2008. Simply put, the fact that TD AMERITRADE’s offer represents a premium to TOS’s significantly depressed stock price does not mean the offer is fair or in the best interests of TOS’s shareholders.
     3. TOS is headquartered in Chicago, Illinois. TOS is a leading online brokerage company specializing in options and online education for investors. The two main business segments of TOS are Brokerage Services and Investor Education. TOS’s Brokerage Services support both retail and institutional traders through its own trading platforms that are among the industry’s best for execution, professional analytics, and real-time position management. TOS’s Investor Education segment offers online classes to investors and revolutionized the options industry by teaching and executing complex, non-directional options strategies with single-click functionality that has now become the industry standard.
     4. TD AMERITRADE’s offer to acquire TOS’s stock for $8.71 per share does not fairly value TOS. TOS’s stock traded at over $8.71 per share as recently as October 2008 and has traded above $ 17 per share as recently as January 2008. Since January 2008, the Company’s stock price has significantly declined due to an unprecedented crisis in the financial markets. TD AMERITRADE stock has declined substantially in the past twelve months as well, as TD AMERITRADE missed profit estimates and recently reduced its Q1 ’09 outlook.
     5. Notwithstanding the financial crisis in the stock market, however, TOS continues to be profitable and reported record revenues and earnings in their two most recent Form 10-Qs for the fiscal quarters ended June 30, 2008 and September 30, 2008.
     6. TD AMERITRADE’s offer seeks to deprive TOS’s shareholders of the benefits of the Company’s bright long-term prospects. The Individual Defendants have agreed to deprive TOS’s shareholders of the value of their investment in the Company in exchange for illegal insider benefits for themselves and pursuant to a defective and unfair sales process. Examples of the Individual Defendants’ insider benefits include golden parachutes, which will pay lucrative amounts of money to certain insiders upon a change of control, continued employment with TD AMERITRADE after the merger, and an underwater stock option exchange program.
     7. In agreeing to sell TOS at an inadequate price and pursuant to a flawed process, each of the Individual Defendants violated applicable law by directly breaching and/or aiding the other defendants’ breaches of their fiduciary duties of loyalty, due care, independence, candor, good faith, and fair dealing.
     8. Injunctive relief is necessary here to prevent current and future irreparable harm to the Company’s shareholders.
JURISDICTION AND VENUE
     9. This Court has jurisdiction because TOS conducts business in Illinois and maintains its headquarters at 600 West Chicago Ave., Chicago, Illinois. Thus, TOS is a resident and citizen of Illinois. This action is not removable to federal court.

     10. Venue is proper in this Court because a substantial portion of the conduct at issue in this lawsuit took place and had an effect in this County.
PARTIES
     11. Plaintiff Jim Burns is, and at all times relevant hereto was, a shareholder of thinkorswim Group, Inc.
     12. Defendant TOS is a Delaware corporation headquartered in Chicago, Illinois. TOS was founded in Chicago in 1999. The Company is a leading online brokerage company that specializes in options trading and education. Thinkorswim merged with Investools, Inc. in 2007. The combined company was known as Investools, Inc., until the Company switched its name to thinkorswim Group Inc. in June of 2008.
     13. Defendant Lee K. Barba (“Barba”) is TOS’s Chief Executive Officer and Chairman of the Board. Barba was named CEO of Investools in December 2001 and Chairman of the Board in June 2002.
     14. Defendant Hans von Meiss (“von Meiss”) is a current director of the Company and has been a director since 2001.
     15. Defendant Douglas T. Tansill (“Tansill”) is a current director of the Company and has been a director since 2003.
     16. Defendant F. Warren McFarlan (“McFarlan”) is a current director of the Company and has been a director since 2004.
     17. Defendant Lisa Polsky (“Polsky”) is a current director of the Company and has been a director since 2007.
     18. Defendant Tom Sosnoff (“Sosnoff”) is a current director of the Company and has been a director since at least 2007. Sosnoff co-founded the Company in 1999.

     19. Defendant Scott Sheridan (“Sheridan”) is a current director of the Company and has been a director since at least 2007. Sheridan co-founded the Company in 1999.
     20. Defendant TD AMERITRADE Holding Corporation is a Delaware corporation headquartered in Omaha, Nebraska. TD AMERITRADE provides a dynamic balance of investment products and services that make it the investment firm of choice for millions of retail investor and independent registered investment advisor clients.
     21. Defendant Tango Acquisition Corporation One (“Merger Sub”) is a Delaware Corporation wholly owned by TD AMERITRADE that was created for the purposes of effectuating the Proposed Transaction.
     22. The defendants named above in ¶¶ 13-19 are sometimes collectively referred to herein as the “Individual Defendants.”
CLASS ACTION ALLEGATIONS
     23. Plaintiff brings this action on his own behalf and as a class action on behalf of all current holders of TOS stock or their successors-in-interest who are being harmed and will be harmed by Defendants’ actions described below (the “Class”). Excluded from the Class are Defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any Defendant.
     24. This action is properly maintainable as a class action. This action meets the requirements of 735 ILCS 5/2-801.
     25. The Class is so numerous that joinder of all members is impracticable. According to TOS’s SEC filings, there are approximately 66.75 million shares of TOS common stock outstanding.
     26. There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member. The common questions include, inter alia, the following:

          (a) whether Defendants have breached their fiduciary duties of undivided loyalty, independence, candor, and due care with respect to Plaintiff and the other members of the Class as a result of the conduct alleged herein;
          (b) whether the TD AMERITRADE offer fails to represent fair value to TOS’s shareholders;
          (c) whether Defendants have failed to disclose material facts about the proposed merger;
          (d) whether Defendants are abdicating their fiduciary duties as a result of the TD AMERITRADE offer;
          (e) whether the Company’s minority shareholders are being denied an opportunity to meaningfully vote on the proposed transaction; and
          (f) whether Defendants have breached any of their other fiduciary duties to Plaintiff and the other members of the Class in connection with the TD AMERITRADE bid, including the duties of good faith, diligence, candor, and fair dealing.
     27. Plaintiff’s claims are typical of the claims of the other members of the Class, and Plaintiff does not have any interests adverse to the Class.
     28. Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature, and will fairly and adequately protect the interests of the Class.
     29. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.

     30. Plaintiff anticipates that there will be no difficulty in the management of this litigation. A class action is superior to other available methods for the fair and efficient adjudication of this controversy.
     31. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.
DEFENDANTS’ FIDUCIARY DUTIES
     32. In accordance with their duties of loyalty, care and good faith, the Individual Defendants, as directors and/or officers of TOS, are obligated to refrain from:
          (a) participating in any transaction where the directors’ or officers’ loyalties are divided;
          (b) participating in any transaction where the directors or officers receive or are entitled to receive a personal financial benefit not equally shared by the public shareholders of the corporation; and/or
          (c) unjustly enriching themselves at the expense or to the detriment of the public shareholders.
     33. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the proposed sale of TOS, are violating the fiduciary duties owed to Plaintiff and the other public shareholders of TOS, including their duties of loyalty, good faith, candor, and independence, insofar as they stand on both sides of the transaction, are engaging in self-dealing and obtaining for themselves personal benefits, including personal financial benefits, not shared equally by Plaintiff or the Class, and have not disclosed all material facts regarding the proposed transaction.
     34. Because the Individual Defendants are breaching and have breached their duties of loyalty, good faith, candor, and independence in connection with the proposed sale of TOS, the burden of proving the inherent or entire fairness of the Proposed Transaction, including all aspects of its negotiation and structure, is placed upon the Individual Defendants as a matter of law.
CONSPIRACY, AIDING AND ABETTING, AND CONCERTED ACTION
     35. In committing the wrongful acts alleged herein, each of the Defendants has pursued, or joined in the pursuit of, a common course of conduct, and acted in concert with and conspired with one another, in furtherance of their common plan or design. In addition to the wrongful conduct alleged herein as giving rise to primary liability, the Defendants further aided and abetted and/or assisted each other in breach of their fiduciary duties as herein alleged.
BACKGROUND TO THE PROPOSED TRANSACTION
     36. TOS is headquartered in Chicago, Illinois and is a top online brokerage company that specializes in options trading. Additionally, TOS offers investors multiple education options in an online format that reaches a vast amount of individuals across the globe. TOS has more than 375,000 graduates from its education offerings.
     37. As detailed below, the Individual Defendants have breached their fiduciary duties as directors by agreeing to a transaction with TD AMERITRADE which significantly undervalues TOS’s stock. TD AMERITRADE submitted an offer to acquire TOS at a time when the worst stock market crash since the Great Depression had artificially depressed the stock price of TOS. TOS’s stock traded above TD’ AMERITRADE’s offer of $8.71 as recently as October 2, 2008, and, on September 3, 2008, it had closed as high as $10.72 per share. It traded as high as $17.28 in 2008. This decline reflects the recent downturn in the financial markets and not TOS’s actual value, because the Company continues to post record revenues and earnings.
     38. TD AMERITRADE, conversely, has been repeatedly downgraded by investors’ services and analysts over the past year. Only recently, on January 21, 2009, did Moody’s Investors Service finally upgrade TD AMERITRADE ratings out of “junk” status to “Baa3” – one notch above

“junk” status. Since August 2008, TD AMERITRADE’s stock price has dropped by over 35% per share. Also, since the day the Proposed Transaction was announced on January 8, 2009, TD AMERITRADE stock has precipitously fallen from $ 13.48 to a closing price of $11.46 on January 26, 2009. Because of the 65/35 cash/stock ratio of the proposed merger consideration, the value of the merger consideration to TOS shareholders fell from $8.71 to $7.90 per share — a 9.3% drop in value in just over two weeks.
     39. Thus, TD AMERITRADE’s prospects look bleak while TOS continues to post record earnings and revenues. Throughout 2008, TOS announced record revenues and earnings. TOS also achieved significant milestones in 2008 which significantly strengthened its potential for future growth as TOS’s Brokerage Department gained more and more traders and TOS’s Education Department continued finding innovative ways to get investors to learn trading on their website.
     40. On July 31, 2008, TOS announced record Q2 ‘08 financial results in a press release which stated:
thinkorswim Group Inc. Reports Second Quarter Financial Results
Company Delivers Record Revenues of $97 Million and Record Earnings of $0.27 Per Diluted Share
Company to Activate Share Repurchase Program
NEW YORK – July 31, 2008 – thinkorswim Group Inc. (NASDAQ:SWIM), a leading provider of online brokerage and investor education services, today announced financial results and select operating metrics for the second quarter ended June 30, 2008. Strong growth in the Company’s brokerage services segment, combined with more efficient customer acquisition strategies, generated this quarter’s record performance.
Consolidated financial results for the quarter:
•	Revenues of $97.0 million, 50 percent of which were brokerage-based

•	Pre-tax income of $27.4 million, 28 percent of revenues

•	Net income of $18.6 million, or $0.27 per diluted share

•	Non-GAAP Sales Transaction Volume (“STV”) of $82.5 million, 59 percent of which were brokerage-based

•	Non-GAAP Adjusted EBITDA (before certain items) of $22.0 million, or 27 percent of STV

•	Customer acquisition cost per new funded account of $490
“Record second quarter revenue of $97 million and net income of $18.6 million, or $0.27 per diluted share, resulted from our customers continuing preference for thinkorswim’s financial trading technology and cross-market transaction capabilities to execute derivative-based trading strategies in fast moving, volatile markets. Record quarterly retail DARTs increased by 16 percent from the first quarter to 52,500, while average commissions per trade increased to $8.88 from $8.55 in the first quarter. New account openings of 26,825 remained at record levels throughout the quarter, raising customer assets to $3.1 billion from a total of 78,075 funded and 175,800 open accounts,” said Lee K. Barba, Chairman and CEO of thinkorswim Group Inc.
Operating Highlights (quarterly year-over-year comparisons):
•	New accounts opened of 26,825. Total accounts of 175,800, an increase of 112 percent

•	New funded accounts of 12,350, an increase of 27 percent

•	Funded accounts of 78,075 at quarter-end, an increase of 100 percent

•	Average retail trades per day of approximately 52,500, an increase of 151 percent

•	Annualized brokerage revenue per funded account of $2,300

•	Record client assets of $3.11 billion, including $1.74 billion in client cash and money market funds

•	Education graduates of 11,510, an increase of 5 percent
“Management made intra-quarter marketing, scheduling and customer acquisition adjustments to achieve a $490 cost per funded account, which is expected to realize $2,300 of annualized revenue per account. We believe that the education levels and derivative-based trading activity of the customers acquired through these strategies provide the strongest growth model in the online brokerage industry.”
“We anticipate the balance of 2008 to continue to outperform first quarter results and earlier forecasts. As a result, the Company reactivated its stock buyback program which allows for the repurchase of up to five million shares over the next two years,” concluded Mr. Barba.
     41. On October 30, 2008, TOS announced record Q3 ‘08 financial results in a press release which stated, in part:
thinkorswim Group Inc. Reports Third Quarter Financial Results
Company Delivers Record Revenues of $98 Million and Record Earnings of $0.29 Per Diluted Share

NEW YORK – October 30, 2008 – thinkorswim Group Inc. (NASDAQ:SWIM), a leading provider of online brokerage and investor education services, today announced financial results and select operating metrics for the third quarter ended September 30, 2008. Record revenues and earnings were driven primarily by strong growth in new accounts and trading volume in the Company’s brokerage segment.
Consolidated financial results for the quarter:
•	Revenues of $98.1 million, 58 percent of which were brokerage-based

•	Pre-tax income of $27.4 million, 28 percent of revenues

•	Net income of $19.6 million, or $0.29 per diluted share

•	Non-GAAP Sales Transaction Volume (“STV”) of $81.8 million, 70 percent of which was brokerage-based

•	Non-GAAP Adjusted EBITDA (before certain items) of $22.8 million, or 28 percent of STV

•	Customer acquisition cost per new funded account of $640
“thinkorswim delivered record revenues of $98.1 million and net income of $19.6 million, or $0.29 per diluted share, resulting in a record 28% AEBITDA margin during the quarter. We achieved these results by (i) realizing an efficient cost per funded account while rapidly growing our account base to record levels; (ii) delivering service from professional traders to all of our accounts thereby solidifying customer loyalty during highly volatile markets; (iii) increasing productivity by fulfilling fewer but larger workshops to our students during the seasonally slower third quarter; and (iv) effectively managing the cost side of our income statement while remaining committed to growth,” said Lee K. Barba, Chairman and CEO of thinkorswim Group Inc. “While all major market indices declined for the fourth consecutive quarter, thinkorswim’s customer assets reached a new record of $3.1 billion as annualized brokerage revenue per funded account grew to $2,350 on an increase in average retail DARTs to 57,300 during the quarter — all new records for thinkorswim Group.”
Operating Highlights (quarterly year-over-year comparisons):
•	New accounts opened of 24,525. Total accounts of 200,300, an increase of 97 percent

•	New funded accounts of 10,125, an increase of 8 percent

•	Funded accounts of 87,025 at quarter-end, an increase of 82 percent

•	Average retail trades per day of approximately 57,300, an increase of 94 percent

•	Annualized brokerage revenue per funded account of $2,350

•	Record client assets of $3.12 billion, including $1.74 billion in client cash and money market funds

•	Education graduates of 7,620, a decrease of 20 percent
“We believe that the actions we’ve taken to strengthen the Company’s revenue sources and marketing strategies while reducing operating and overhead costs demonstrate a proactive approach to managing key variables in our business in order to deliver continued growth and strong margins in volatile markets that are likely to extend into 2009,” Mr. Barba concluded.
THE PROPOSED TRANSACTION
     42. On January 8, 2009, the Individual Defendants caused TOS to announce that TOS and TD AMERITRADE had entered into a merger agreement. A joint press release was issued which stated, in part:
Omaha, Neb. and New York, NY – January 8, 2009 – TD AMERITRADE (NASDAQ: AMTD) and thinkorswim Group Inc. (NASDAQ: SWIM) today announced that they have entered into a definitive agreement for TD AMERITRADE to acquire thinkorswim in a cash and stock deal valued at approximately $606 million as of Jan. 7, 2009. This acquisition underscores TD AMERTIRADE’s position as a successful industry consolidator.
thinkorswim is among the fastest growing online brokerage firms and has unique trading and investor education capabilities, particularly for the fastest growing segment of the industry — options trading. Over the 12-month period ended Sept. 30, 2008, the company generated $380 million in revenue and $87 million in pre-tax income. It has approximately 87,000 funded retail brokerage accounts, each placing approximately 176 trades per year, more than $3 billion in client assets and more than 375,000 education graduates.
Extending our Market Share Leadership
TD AMERITRADE is the current industry leader in the number of equity trades placed each day, and thinkorswim currently leads the industry in retail options trades placed each day. The combination of these two complementary firms will enhance the Company’s position, making TD AMERITRADE the new industry leader in the number of options trades placed each day.
*     *     *
“We have a strong, stable balance sheet. We are well-capitalized. We have strong cash flow — all of which put us in a unique position to be opportunistic in the current economic environment,” Fred Tomczyk continued. “This transaction will improve our competitive standing in several key areas and position us for greater success and enhanced growth prospects. It is consistent with our strategy to improve our competitive position in this environment and manage for the other side of the cycle.”
“We are excited about this transaction with TD AMERITRADE, as it will provide a premium to our current share price for our shareholders and access to a wider range of Web and software-based trading and education technology for our clients. It is also an opportunity for our employees to contribute to accelerated growth at TD AMERITRADE,” said Lee Barba, chairman and chief executive officer of thinkorswim. “We believe this combination will enhance the Company’s leadership position in the investment services industry by providing the kind of highly compelling trading technology and education-based services that investors demand in today’s rapidly moving markets.”
*     *     *
Terms of the Transaction
The principal terms of the transaction include the following:
•	TD AMERITRADE will acquire thinkorswim for approximately $606 million, which includes $225 million to be paid in cash and the issuance of approximately 28 million shares of TD AMERITRADE common stock to thinkorswim shareholders. At closing, each share of thinkorswim will be exchanged for $3.34 in cash and 0.3980 of a TD AMERITRADE share. This represents a 46 percent premium based on the 30-day average exchange ratio, and a 29 percent premium based on the 90-day average exchange ratio.

•	TD AMERITRADE intends to initiate a new stock buyback program that will equal the approximately 28 million shares issued in the acquisition.

•	TD AMERITRADE expects the transaction to be accretive by approximately three to seven percent of fiscal 2010 GAAP earnings and 10 to 15 percent 12 months following the completed integration, which includes the benefit to be received from the intended buyback program.

•	TD AMERITRADE will retain key members of thinkorswim management. Mr. Barba will have an active role in the transition, and thinkorswim founders Tom Sosnoff and Scott Sheridan will join TD AMERITRADE after the transaction closes.
     43. If the Proposed Transaction is completed, TOS’s shareholders will be deprived of the true value of their stock. As noted above, TOS is well-positioned to dominate the options trading, online brokerage, and investor education markets. Increases in its revenues and earnings per share will support significant future increases in TOS’s stock price. TOS’s shareholders will therefore be deprived of an increased future stock price if the TD AMERITRADE bid is approved.
     44. The Merger Agreement contains a strict “no shop” provision prohibiting the Individual Defendants from affirmatively taking action to secure a higher competing offer for the Company. The Merger Agreement also contains a “standstill” provision which prohibits, except in extreme circumstances, the Defendants from even engaging in discussions or negotiations relating to proposals regarding alternative business combinations. These provisions, along with the $20 million termination fee, discourage bidders from making a competing bid for the Company.
     45. Moreover, by agreeing to accept the downward trending TD AMERITRADE stock as a major component of the merger consideration, any fairness opinion rendered by financial advisors on behalf of TOS’s Board of Directors has necessarily become antiquated as the price of TD AMERITRADE’s stock continues to fall.
     46. As William J. Gerber (an Executive Vice President and CFO of TD AMERITRADE) acknowledged in TD AMERITRADE’s January 8, 2009 conference call discussing the merger, TD AMERITRADE was willing to pay an all-cash price to acquire TOS, but the Individual Defendants requested that a portion of the merger consideration be changed from cash to TD AMERITRADE stock: “TD AMERITRADE initially offered [the Proposed Acquisition] as an all cash deal with thinkorswim, but their [TOS] Board and management team believes strongly in the benefits of the combined firm, and thus we negotiated the 65-35 equity cash split.”
     47. On January 20, 2009, TD AMERITRADE announced their first financial quarter earnings. TD AMERITRADE’s first quarter income fell 23% and the company dropped the first year earnings estimate by 22% from $1.15 to $0.90. On this news, which was previously disclosed to the Individual Defendants as part of the due diligence on the proposed transaction, TD AMERITRADE’s stock price fell from $12.65 to $11.35 per share. The Individual Defendants – in breach of their fiduciary duties – thus agreed to accept TD AMERITRADE stock as part of the merger consideration even though they had inside information regarding TD AMERITRADE’s declining financial condition and prospects.
SELF-DEALING BY THE INDIVIDUAL DEFENDANTS
     48. The Individual Defendants possess material non-public information about the financial condition and prospects of TOS, including the true value and expected increased future value of TOS and its assets. This material inside information has not been fully disclosed to TOS’s shareholders. Moreover, despite their duty to maximize shareholder value, the Individual Defendants have material conflicts of interest and are acting to better their own interests at the expense of TOS’s public shareholders.
     49. The proposed sale is wrongful, unfair, and harmful to TOS’s public shareholders and represents an effort by Defendants to aggrandize their own financial position and interests at the expense of and to the detriment of Class members. The Proposed Transaction is an attempt to deny Plaintiff and the other members of the Class their rights while usurping the same for the benefit of Defendants and TD AMERITRADE on unfair terms and pursuant to a defective process.
     50. The Individual Defendants are obligated by their fiduciary duties as officers and directors of the Company to undertake a fair and open sales process designed to maximize shareholder value.
     51. According to the Company’s press release, the aggregate value of the transaction in guaranteed consideration is approximately $606 million. A termination fee of $20 million applies to the Proposed Acquisition. Thus, the termination fee is excessively high at 3.3% of the guaranteed deal value, such that third parties will be dissuaded from making competing bids for the Company. Also, as the deal becomes less and less valuable (the consideration dropped from $8.71 to $7.90 in a short period of time), the termination fee becomes a much larger percentage of the overall deal’s value.
     52. According to the most recent annual statement to shareholders filed on April 29, 2008, the Company’s CEO, Defendant Barba, stands to make over $8.5 million upon a change of control. In addition, Barba is guaranteed a consulting role through the first year following the merger to oversee the transition.

     53. The co-founders of TOS, Defendants Sheridan and Sosnoff, have been given lucrative offers for continued employment as high-level executives at TD AMERITRADE following the merger.
     54. Barba, Sheridan, and Sosnoff control a significant amount of TOS stock, and, by accepting a deal that benefits them over the Class, they are breaching their fiduciary duties. Barba (5.7%), Sheridan (7.0%), and Sosnoff (7.0%) beneficially own or control nearly 20% of all outstanding TOS stock. Each of these Defendants signed a voting agreement with TD AMERITRADE to vote in favor of the merger.
     55. Additionally, the Individual Defendants negotiated for an “Option Exchange Program.” The Option Exchange Program is not yet disclosed in detail. However, the Merger Agreement states that TOS and TD AMERITRADE will work together to exchange the underwater stock options of TOS employees for restricted stock units of TD AMERITRADE. Underwater options are stock options whose exercise price is higher than the current trading value of the company’s stock. This occurs when a company’s stock price decreases after the issuance of the stock options – as TOS’s stock did from January 2008, when it traded at $17 per share, to the pre-deal announcement price of $5.65 per share.
     56. Moreover, the Option Exchange Program constitutes a re-pricing of TOS stock options, which is explicitly prohibited by the shareholder-approved stock option plan. As stated in TOS’ 2008 Proxy Statement: “Stock options are granted at no less than the fair market value on the date of the grant and are not subject to re-pricing.” (emphasis added).
     57. Underwater stock options typically have no value in a merger. Despite the fact that the vesting of stock options is in many cases accelerated when a merger closes, underwater options whose vesting is accelerated have no value because the exercise price exceeds the merger consideration. This is true with respect to the vast majority of TOS options. No one would exercise a stock option if doing so would require the option holder to pay more to acquire the stock than the price at which he or she could buy the stock on the stock exchange. Through an Option Exchange Program, the Individual Defendants are seeking to benefit themselves at the expense of common shareholders by procuring payments or value for stock options that are worthless.
     58. The Individual Defendants are obligated by their fiduciary duties as officers and directors of the Company to also act independently and safeguard and protect the interests of TOS’s public shareholders. Among other things, the Individual Defendants have a duty, when considering a sale of the Company, to retain independent advisors and/or to appoint a Special Committee and require that any buyout proposal be approved by a majority of the minority shareholders.
     59. Finally, as officers and directors, the Individual Defendants have a duty to ensure that no conflicts of interest exist between Defendants’ own interests and the interests of TOS and its public shareholders or, if such conflicts exist, to ensure that all conflicts be resolved in the best interests of TOS’s public shareholders.
FIRST CAUSE OF ACTION
(Class Claim for Breach of Fiduciary Duties Against the Individual Defendants)
     60. Plaintiff repeats and realleges each allegation set forth herein.
     61. The Individual Defendants have violated fiduciary duties of care, loyalty, candor, good faith, and independence owed to the public shareholders of TOS and have acted to put their personal interests ahead of the interests of TOS’s shareholders.
     62. By the acts, transactions, and courses of conduct alleged herein, Defendants, individually and acting as a part of a common plan, have violated their fiduciary duties to the public shareholders of the Company.

     63. As demonstrated by the allegations above, the Individual Defendants failed to exercise the care required, and breached their duties of loyalty, good faith, candor, and independence owed to the shareholders of TOS because, among other reasons:
          (a) they are not independent and are acting out of loyalty to TD AMERITRADE, not TOS and its shareholders;
          (b) They are attempting to arrogate to themselves improper personal financial benefits by seeking a stock option exchange program that would effectively result in a repricing of TOS stock options, which is explicitly prohibited by TOS’s stock option plan;
          (c) they are failing to properly maximize the value of TOS common shares;
          (d) they ignored or did not protect against the numerous conflicts of interest resulting from the directors’ own interrelationships in connection with the Proposed Transaction; and
          (e) they have abdicated their fiduciary duties.
     64. The Individual Defendants violated their fiduciary duties by negotiating a transaction with TD AMERITRADE without regard to the fairness of the transaction to TOS’s shareholders.
     65. Because the Individual Defendants dominate and control the business and corporate affairs of TOS, and are in possession of private corporate information concerning TOS’s assets (including the knowledge of any other undisclosed bids for the Company), business, and future prospects, there exists an imbalance and disparity of knowledge and economic power between them and the public shareholders of TOS.
     66. By reason of the foregoing acts, practices, and course of conduct, the Individual Defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward Plaintiff and the other members of the Class.
     67. As a result of the Individual Defendants’ actions, Plaintiff and the Class have been and will be harmed.

     68. The Individual Defendants are engaging in self-dealing, are not acting in good faith toward Plaintiff and the other members of the Class, and have breached and are breaching their fiduciary duties to the members of the Class.
     69. Plaintiff and the Class have no adequate remedy at law.
SECOND CAUSE OF ACTION
(Class Claim for Aiding and Abetting Breach of Fiduciary Duties
Against TOS, TD AMERITRADE and Merger Sub)
     70. Plaintiff repeats and realleges each allegation set forth herein.
     71. As alleged in more detail above, TOS, TD AMERITRADE, and Merger Sub are well aware that the Individual Defendants have not sought to obtain the best available transaction for the Company’s public shareholders. Defendants TOS, TD AMERITRADE and Merger Sub aided and abetted the Individual Defendants’ breaches of fiduciary duty, and in so doing benefitted themselves. TD AMERITRADE and Merger Sub benefitted from the breach by obtaining a lower price for TOS shares in the merger agreement than they would have absent the Individual Defendants’ breaches of fiduciary duty.
     72. As a result of Defendants’ actions, Plaintiff and the Class have been and will be harmed.
     73. Plaintiff and the Class have no adequate remedy at law.
PRAYER FOR RELIEF
     WHEREFORE, Plaintiff demands preliminary and permanent injunctive relief in his favor and in favor of the Class and against Defendants as follows:
     A. Declaring that this action is properly maintainable as a class action;
     B. Declaring and decreeing that the Proposed Transaction is in breach of the fiduciary duties of the Defendants and is therefore unlawful and unenforceable;

     C. Enjoining Defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Proposed Transaction, unless and until the Company adopts and implements a procedure or process to obtain the highest possible price for shareholders;
     D. Directing the Individual Defendants to exercise their fiduciary duties to obtain a transaction which is in the best interests of TOS’s shareholders;
     E. Rescinding, to the extent already implemented, the Proposed Transaction and proposals, voting agreements, and termination fees associated therewith;
     F. Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and
     G. Granting such other and further equitable relief as this Court may deem just and proper.

DATED: January 27, 2009	WOLF HALDENSTEIN ADLER FREEMAN &
HERZ LLC (#38819)

/s/ John E. Tangren

Adam J. Levitt
John E. Tangren
55 West Monroe Street, Suite 1111
Chicago, Illinois 60603
(312) 984-0000 (telephone)
(312) 984-0001 (facsimile)

JOHNSON BOTTINI, LLP
Francis A. Bottini, Jr.
Derek J. Wilson
655 West Broadway, Suite 1400
San Diego, California 92101
(619) 230-0063 (telephone)
(619) 233-5535 (facsimile)

Attorneys for Plaintiff